

October 2, 2018

David Lazar
CEO and Chairman
Melt, Inc.
3445 Lawrence Ave.
Oceanside, NY 11572

      Re: Melt, Inc.
          Form 10-12G
          Filed August 13, 2018
          File No. 000-55978

Dear Mr. Lazar:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Financial Services

cc: Matthew C. McMurdo, Esq.